UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2019

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant’s name into English)

PO Box 318, Tel-Aviv, Israel 6100201

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the press release, which is attached hereto as Exhibit 99.1, issued by the Registrant on March 6, 2019, announcing the effectiveness of an eight to one reverse split of the Registrant’s share capital and a related amendment to the Company’s articles of association.

Exhibit 99.1 is incorporated by reference into the registration statements on Form S-8 (File No. 333-203114 and File No. 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by Bioblast Pharma Ltd. on March 6, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo
Interim Chief Executive Officer

Date: March 6, 2019